Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 10 DATED FEBRUARY 19, 2013

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated April 26, 2012 and Supplement No. 9 thereto dated January 16, 2013. Supplement No. 9 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	a change to the price per share at which we will offer shares of our common stock pursuant to our initial public offering;

•	a change to our first quarter of 2013 distribution declaration;

•	our recent acquisition of a property located in Renton, Washington;

•	an amendment to our revised revolving credit facility with KeyBank National Association;

•	revisions to the “Risk Factors” section of the prospectus;

•	an amendment to our distribution reinvestment plan;

•	an amendment to our share redemption program;

•	changes to the “Plan of Distribution” section of our prospectus; and

•	changes to the “Investment by Tax-Exempt Entities and ERISA Considerations” section of our prospectus.

Status of Our Offering and Ownership of Our Operating Partnership

Through February 14, 2013, we have received aggregate gross offering proceeds of approximately $162.7 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $160.3 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of February 14, 2013, in connection with our initial public offering, we have issued approximately 16.1 million shares of our common stock for gross proceeds of approximately $160.3 million, including shares issued pursuant to the distribution reinvestment plan (“DRP”). As of February 14, 2013, approximately 66.4 million shares remained available for sale to the public under our initial public offering, including shares available under the DRP. We will sell shares of our common stock in this offering until the earlier of May 5, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

As of February 14, 2013, we owned approximately 80% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our Vice President – Acquisitions, Don G. Pescara, and David C. Rupert, our President, owned approximately 13% of the limited partnership units of our operating partnership. The remaining approximately 7% of the limited partnership units were owned by unaffiliated third parties.

Change to Initial Public Offering Price

As detailed below, effective February 15, 2013, our offering price for shares of our common stock increased from $10.00 per share to $10.28 per share. As described in the “Amendment to Distribution Reinvestment Plan” section below, the price for shares purchased pursuant to our distribution reinvestment plan also increased from $9.50 per share to approximately $9.77 per share, or 95% of our new price per share. Accordingly, all references to an offering price of $10.00 per share contained in our prospectus are hereby changed to $10.28 per share, and all references to a purchase price of $9.50 per share for shares purchased pursuant to our distribution reinvestment plan are hereby changed to approximately $9.77 per share.

In addition, the chart on the cover page of our prospectus is revised so that the price to the public in our primary offering is now $10.28 per share, sales commissions are now $0.72 per share, and the dealer manager fee is now $0.31 per share, for net proceeds (before expenses) of $9.25 per share.

Our maximum aggregate offering amount of $821,250,000 in shares has not changed. In connection with the change to our initial public offering price, we now have approximately 57.9 million shares of common stock remaining for sale to the public pursuant to our primary offering of shares for approximately $595.0 million. Additionally, our minimum investment amounts have not changed. The minimum purchase remains $1,000 in shares, or approximately 97 shares. The minimum investment for New York and Tennessee investors remains $2,500 in shares, or approximately 243 shares, and the minimum investment for IRAs remains $1,000 in shares, or approximately 97 shares. All references to share amounts related to minimum investments are hereby revised in accordance with this paragraph.

In connection with the change to our initial public offering price, the following is added as a new section immediately after “Plan of Distribution – General” on page 172 of our prospectus:

Determination of Offering Price

This is a fixed price offering, which means that the price for shares of our common stock in the offering is fixed and does not vary based on the underlying value of our assets at any particular time. Our board of directors determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in this offering. Our offering price is primarily based upon, but is not a statement of, our net asset value per share and was determined by our board of directors as further described below. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially. As a result, the values of our assets and liabilities are expected to change in the future.

We engaged the services of Duff & Phelps, LLC (“Duff & Phelps”) to conduct an appraisal of each of the 14 properties in our portfolio as of December 31, 2012. Duff & Phelps is a third-party, independent, real estate valuation and advisory firm. Duff & Phelps was previously engaged by Griffin-American Healthcare REIT II, Inc. (“GAHR”), a non-traded real estate investment trust co-sponsored by our sponsor, to conduct an appraisal of each of the properties in GAHR’s portfolio as of June 30, 2012. We do not believe there are any material conflicts of interest between Duff & Phelps, on the one hand, and us, our advisor and its affiliates, on the other hand. The results of the Duff & Phelps appraisals, which were conducted in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Practice of the Appraisal Institute, were summarized in a written report to our board of directors. For the properties independently appraised by Duff & Phelps, in completing each appraisal, Duff & Phelps:

•	conducted a physical inspection of each property;

•	studied the market to measure current market conditions, supply and demand factors, growth patterns and their effects on each property; and

•	completed a discounted cash flow valuation and sales comparison analysis for each property.

Duff & Phelps did not consider a portfolio aggregation premium in conducting its appraisals, nor did it consider potential enterprise values or other valuation metrics traditionally applied to valuing publicly-listed real estate investment trusts, such as premiums to net asset values or earnings multiples. Duff & Phelps conducted stand-alone appraisals for each property and it independently appraised and determined a range of value for each property. Duff & Phelps’ portfolio valuation conclusions represented a sum of the value ranges determined for the individual properties.

In determining the fixed offering price, our board of directors determined that the aggregate value of our real estate assets, as of December 31, 2012, was within the range of approximately $362.8 million to approximately $379.4 million, reflecting appreciation of between 11.6% and 16.7% compared to the aggregate original contract purchase price of $325.2 million, or an implied increase in value of approximately $2.16 to $3.12 per share based on approximately 17.4 million shares outstanding as of December 31, 2012. The range of real estate values considered by the board of directors, plus or minus 2.24% from a midpoint valuation of $371.1 million, was consistent with, and within the range of values provided by, Duff & Phelps’ appraisal.

The valuation range for our properties reflects the fact there may be a range of assumptions that may be used in conducting a discounted cash flow analysis for each property. Below are the key discounted cash flow assumptions (shown on a weighted average basis) that were used by Duff & Phelps when valuing our properties. Such assumptions were considered by our board of directors in the determination of our share price:

Terminal capitalization rate	7.81%
Discount rate	8.45%
Annual market rent growth rate	1-5% (Years 1-2) and 2-3% thereafter
Annual market expense growth rate	3%
Holding period	10 years

While our board of directors believes that these assumptions are reasonable, a change in these assumptions would impact the calculation of the estimated value range of our real estate assets. For example, assuming all other factors remain unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the estimated value range of our real estate assets of 1.72%, while a decrease in the average discount rate of 25 basis points would yield an increase in the estimated value range of our real estate assets of 1.76%. Likewise, an increase in the average terminal capitalization rate of 25 basis points would yield a decrease in the estimated value range of our real estate assets of 1.65%, while a decrease in the average terminal capitalization rate of 25 basis points would yield an increase in the estimated value range of our real estate assets of 1.76%.

After considering all information provided in the context of the board of directors’ extensive knowledge of our assets and business, our board of directors announced a primary offering price of $10.28 per share. In establishing our fixed offering price of $10.28 per share, our board of directors considered: the estimated value range of our real estate assets and range of approximated value per share; the costs and expenses associated with raising equity in connection with the primary offering of our shares; and certain other data prepared by our advisor, including our historical and anticipated results of operations and financial condition, current and anticipated capital and debt structure, the marked-to-

market value of current debt, the quality and diversity of our properties and tenant base, and the progress in executing our overall investment and operating strategies. Our board of directors utilized the low end of the net asset value per share range and grossed up this net asset value per share by the amount of third party sales commissions of 7% to finalize their conclusion of the new primary offering price. Below is a table summarizing the calculation.

	Low End	Mid-Point	High End
Gross Real Estate Asset Value (1)	$362,800,000	$371,100,000	$379,400,000
Current Assets, net (2)	3,030,562	3,030,562	3,030,562
Mortgage Debt (3)	(199,808,731)	(199,808,731)	(199,808,731)

Net Asset Value	$166,021,831	$174,321,831	$182,621,831

Shares Outstanding as of 12/31/2012 (4)	17,358,507	17,358,507	17,358,507

Net Asset Value per Share	$9.56	$10.04	$10.52

Board Determination	$9.56

Third-Party Sales Commissions (Gross Up)	7.00%

Share Offering Price	$10.28

(1)	The gross real estate asset values were determined by Duff & Phelps in the manner described in detail above.
(2)

Represents current assets (cash, prepaid and other assets) less current liabilities (accounts payable and other accrued liabilities) calculated in accordance with accounting principles generally accepted in the United States (“GAAP”).

(3)

Mortgage debt was marked-to-market for our mortgage loans that have a maturity that exceeds one year. Each of four such mortgage loans had above-market interest rates resulting in an increase to mortgage debt of approximately $5.5 million. After consulting with mortgage lenders and mortgage brokers, the board of directors utilized an average discount rate of 3.04% (an average credit spread) plus the interpolated treasury yield of comparable duration to the in-place loans. The increase to mortgage debt was calculated taking the net present value (utilizing a discount rate equal to the capitalization rates determined in the Duff & Phelps valuation) of the difference between the remaining interest payments at the existing mortgage loan interest rate and the interest payments based upon the market-adjusted interest rate.

(4)

The shares outstanding, as of December 31, 2012, were calculated on an adjusted fully diluted basis comprised of (i) 13,376,868 outstanding shares of our common stock, plus (ii) 3,981,639 outstanding limited partnership units issued by our operating partnership, which units are exchangeable on a one-for-one basis into shares of our common stock.

The estimated value range of our real estate portfolio considered by the board as of December 31, 2012 does not reflect the actual or estimated portfolio liquidation value range or potential “enterprise value” range of us or our real estate portfolio. For example, it does not include a premium for:

•

the large size of our portfolio, as buyers may be willing to pay more for a large portfolio than they are willing to pay for each property in the portfolio separately, commonly referred to as a “portfolio premium” or “aggregation premium”;

•

the potential increase in our share value if we were to list our shares on a national securities exchange reflecting potential premiums to net asset values and earnings multiples typically applied to valuing publicly-listed companies;

•

the potential value per share we may achieve if we were to merge with or be acquired by a publicly-listed real estate investment trust or other real estate company, resulting from potential premiums to net asset values and earnings multiples typically applied to valuing companies in such transactions; or

•

our rights under our advisory agreement and our potential ability to secure the services of a management team on a long-term basis through the internalization of our advisor without the payment of an internalization fee, which could enhance our “enterprise value” in conjunction with a listing on a national securities exchange.

Further, the estimated value range of our real estate portfolio was determined as of a moment in time and the value range will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments after December 31, 2012), developments related to individual assets and changes in the real estate and capital markets.

The various factors considered by our board of directors in determining the fixed offering price were based on a number of assumptions and estimates that may not be accurate or complete. The fixed offering price may not now or in the future accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at any time. In addition, the fixed offering price may not be indicative of the price a stockholder would receive if they sold their shares, the price at which shares of our common stock would trade if they were listed on a national securities exchange or the distributions per share a stockholder would ultimately realize upon liquidation of our assets and settlement of our liabilities or a sale of the company. Similarly, the amount a stockholder may receive upon repurchase of their shares, if they determine to participate in our share repurchase plan, may be greater than or less than the amount a stockholder paid for the shares, regardless of any increase in the underlying value of any assets we own. Notwithstanding the foregoing, our board of directors may, in its discretion from time to time, change the primary offering price per share and, accordingly, the number of shares being offered in this offering. In such event, we expect that the board of directors would consider, among others, the factors described above. Any such change in the primary offering price will be made through a prospectus supplement or a post-effective amendment to the registration statement of which the prospectus is a part. We cannot make any assurances that our primary offering price will increase or that it will not decrease during this offering or in connection with any future offering of shares.

We currently intend to continue to employ the process described herein every two years, whereby an independent third-party firm will be engaged to appraise the real estate and real estate related assets of our portfolio. In the years where an independent third-party appraiser is not engaged, management will prepare a similar internal valuation, with the assumptions used to determine the valuation reviewed by an independent third-party appraiser.

Change to First Quarter of 2013 Distribution Declaration

On December 4, 2012, our board of directors declared distributions for the first quarter of 2013 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record at the close of business on each day during the period from January 1, 2013 through March 31, 2013. Our board of directors reserved the right to revise the distribution declaration for the first quarter of 2013 upon a determination of the offering price. On January 31, 2013, following the determination of our per share offering price, our board of directors declared distributions, effective February 15, 2013, for the remainder of the first quarter of 2013 in the amount of approximately $0.001901096 per day per share (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10.28 or an annual distribution rate of approximately 6.94% assuming the share was purchased for $10.00) payable to stockholders as of the close of each business day of the remainder of the period subsequent to the price change, or from February 15, 2013 through March 31, 2013. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Acquisition of Boeing Property

On February 15, 2013, we acquired a three-story office facility consisting of approximately 70,100 rentable square feet located in Renton, Washington (the “Boeing property”) from an unaffiliated third party. The Boeing property is leased in its entirety to The Boeing Company pursuant to two separate leases with remaining terms of approximately 4.5 years upon our acquisition, expiring in July 2017 and August 2017, respectively. The property is occupied by Boeing Capital Corporation (approximately 55,000 square feet), The Ed Wells Partnership (approximately 10,000 square feet), and Boeing Travel (approximately 5,000 square feet). The purchase price for the Boeing property was $12 million, plus closing costs. The purchase price was partially funded with a draw of $6.6 million from our credit facility with KeyBank. The remaining purchase price, acquisition fees and expenses earned by and paid to our advisor, and third-party closing costs, net, were funded with $5.79 million of proceeds from our public offering.

Our advisor earned and was paid $300,000 in acquisition fees, plus reimbursement of $60,000 in acquisition expenses in connection with the acquisition of the Boeing property.

The Boeing Company (NYSE: BA) is one of the world’s leading aerospace companies and is the parent company of Boeing Capital Corporation, the primary occupant of the Boeing property. The Boeing Company was ranked 29th on the Fortune 500 list in 2012 and has an “A” rating from Standard and Poor’s. Boeing Capital Corporation, a wholly-owned subsidiary of the Boeing Company, provides financing services to clients that purchase Boeing aircraft. The Ed Wells Partnership is a joint program between The Boeing Company and the Society of Professional Engineering Employees in Aerospace (“SPEEA”) that provides mentoring and career counseling services to members of SPEEA. Boeing Travel is The Boeing Company’s internal travel agency group that provides travel services to employees of The Boeing Company.

The Boeing property is located in Renton, Washington. Renton is a suburb of Seattle and is located approximately 15 miles south of the Seattle Central Business District, adjacent to Interstate 5 and Interstate 405. The Boeing property is located within proximity of The Boeing Company’s 737 assembly plant and Longacres campus which formerly served as The Boeing Company’s global headquarters prior to the relocation to Chicago in 2001.

Business Essential Attributes

The Boeing property serves as headquarters for Boeing Capital Corporation and is home to the division’s top executives. The Boeing Company has continuously leased the Boeing property since 1998 and signed a five-year extension of the two leases in 2012. In addition, the Boeing property’s close proximity to The Boeing Company’s 737 assembly plant and Longacres campus is beneficial to Boeing Capital Corporation’s financing activities and provides clients of Boeing Capital Corporation with an efficient option to inspect products for purchase and discuss financing options in the same trip.

Boeing Leases

The Boeing property is leased pursuant to two full service gross leases. Under the Boeing leases, as amended, the Boeing Company is responsible for paying all building and property expenses, including repairs and maintenance, that exceed the operating expenses paid by the landlord in 2012 (the “Base Year Expense Stop”). The landlord is responsible for paying all building and property expenses, including repairs and maintenance, up to the Base Year Expense Stop level. The Boeing leases also contain a five percent cap on operating expense increases (excluding taxes, insurance, janitorial and utilities). The Boeing leases each have a remaining term of approximately 4.5 years, expiring in July (59,987 square feet) and August 2017 (10,114 square feet), respectively. The combined rent schedule for the remaining term of the leases is as follows:

Month Commencing	Approximate Annual Base Rent (aggregate)	$/Square Foot
August 2012	$1,472,000	$21.00
August 2013	$1,507,000	$21.50
August 2014	$1,542,000	$22.00
August 2015	$1,577,000	$22.50
August 2016	$1,612,000	$23.00

Based on the annual rent payable to us in the first year and the acquisition price of $12 million, the implied initial capitalization rate for the Boeing property is approximately 7.8%.

The GC Net Lease REIT Property Management, LLC, one of our affiliates, will be responsible for managing the Boeing property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the Boeing property. The GC Net Lease REIT Property Management, LLC has hired an unaffiliated third party to manage the day-to-day operations and will pay such third party a portion of the management fees paid by us, unless such management fee can be recovered by the tenant.

Amendment to Restated KeyBank Credit Agreement

The following should be read in conjunction with the description of the Restated KeyBank Credit Agreement on pages 67-69 of our prospectus:

On February 11, 2013, we entered into that certain Third Amendment to the Restated KeyBank Credit Agreement, pursuant to which the definition of “Pool LTV Ratio” in subsection (b) of Section 1.01 is revised to 60% if (i) no single mortgaged property represents greater than 35% of pool value (formerly 30%) and (ii) no mortgaged properties which share the same tenant represent greater than 35% of pool value (formerly 30%) in the aggregate and in subsection (d) of Section 1.01 to 50% if at any time following the six-month anniversary of the date of borrowing, any mortgaged property represents greater than 35% of pool value (formerly 30%).

Revisions to “Risk Factors”

The risk factor on page 27 of our prospectus entitled “We established the offering price on an arbitrary basis; as a result, the actual value of your investment may be substantially less than what you pay.” is hereby deleted in its entirety.

The following risk factors are hereby added to the “Risk Factors – Risks Related to this Offering and Our Corporate Structure” section beginning on page 26 of the prospectus:

In determining net asset value per share and our per share offering price, we relied upon a valuation of our portfolio of properties as of December 31, 2012. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our new asset value per share and per share offering price may not reflect the amount that would be realized upon a sale of each of our properties.

For the purposes of calculating our net asset value per share and our per share offering price, an independent third party appraiser valued our properties as of December 31, 2012. The valuation methodologies used to value our properties involved certain subjective judgments. See “Plan of Distribution – Determination of Offering Price.” Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets. Because the price you will pay for shares in this offering is primarily based on the net asset value per share as grossed-up for the 7% sales commissions, you may pay more than realizable value when you purchase your shares or receive less than realizable value for your investment when you sell your shares.

The offering price of our shares may not be indicative of the price at which our shares would trade if they were actively traded.

Our board of directors determined the offering price of our shares based upon a number of factors but primarily based on the net asset value per share as grossed-up for the 7% sales commissions determined by our board of directors. See “Plan of Distribution – Determination of Offering Price.” There are no established criteria for valuing issued or outstanding shares of companies like us. Therefore, our offering price may not be indicative of either the price at which our shares would trade if they were listed on a national exchange or actively traded by brokers or of the proceeds that a stockholder would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders.

Our share price is primarily based on the net asset value of our shares, but also based upon subjective judgments, assumptions and opinions, which may or may not turn out to be correct. In addition, our board of directors grossed-up the net asset value per share by the amount of third party sales commissions. Therefore, our share price may not reflect the precise amount that might be paid to you for your shares in a market transaction.

Our current share price is primarily based on our net asset value per share, which was based on an estimate of the value of our properties – consisting principally of illiquid commercial real estate – as of December 31, 2012. The valuation methodologies used by the independent appraiser retained by our board of directors to estimate the value of our wholly-owned properties as of December 31, 2012 involved subjective judgments, assumptions and opinions, which may or may not turn out to be correct. In addition, in determining our per share offering price, our board of directors grossed-up the net asset value per share by the amount of third party sales commissions. As a result, our share price may not reflect the precise amount that might be paid to for your shares in a market transaction. See “Plan of Distribution – Determination of Offering Price” for more details about how our per share offering price was calculated.

Amendment to Distribution Reinvestment Plan

Effective February 25, 2013, our distribution reinvestment plan was amended to provide that the purchase price per share pursuant to the distribution reinvestment plan during our primary offering will be equal to 95% of the per share offering price of our common stock. A copy of our Amended and Restated Distribution Reinvestment Plan is attached as Appendix A hereto.

The first sentence of the second paragraph in the “Description of Shares – Distribution Reinvestment Plan – Stock Purchases” section on page 163 of our prospectus and all similar discussions appearing throughout our prospectus are hereby replaced with the following:

During our primary offering, the purchase price per share will be equal to 95% of the per share offering price of our common stock.

Amendment to Share Redemption Program

Effective March 17, 2013, our board of directors amended our share redemption program to revise the redemption price per share for shares purchased under the SRP. The third and fourth paragraphs in the “Description of Shares – Share Redemption Program” section on pages 164-65 of our prospectus are hereby removed and replaced with the following:

The redemption price per share will depend on the length of time you have held such shares as follows (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock):

•	the lower of $9.25 or the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	the lower of $9.50 or the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	the lower of $9.75 or the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	the lower of $10.28 or the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

The redemption price per share as described above for shares repurchased will be reduced by the aggregate amount of net proceeds per share, if any, distributed to the stockholders prior to the repurchase date as a result of a “special distribution.” While our board does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. Our board may change the redemption price per share at any time by providing 30 days’ notice to our stockholders. Our board of directors may also choose to amend, suspend or terminate our share redemption program upon 30 days’ notice at any time. Our board will announce any redemption price changes and the time period of its effectiveness as a part of its regular communications with our stockholders.

The last paragraph in the “Description of Shares – Share Redemption Program” section on page 166 of our prospectus are hereby removed and replaced with the following:

During the years ended December 31, 2009 and 2010, we had no requests for redemption pursuant to our share redemption program. During the year ended December 31, 2011, we redeemed 12,000 shares of common stock for approximately $0.1 million at a weighted average price per share of $9.38. During the year ended December 31, 2012, we redeemed 34,500 shares of common stock for approximately $0.3 million at a weighted average price per share of $9.62. Since our inception, we have honored all redemption requests. As of December 31, 2012, there were 37,436 shares requested for redemption, which we redeemed on January 31, 2013 for approximately $0.4 million at a weighted average price per share of $9.96. As of December 31, 2012, the maximum amount that may yet be redeemed under our share redemption program was approximately $3.4 million. We have funded all redemptions using proceeds from the sale of shares pursuant to our distribution reinvestment plan.

In addition, all references to the “Redemption Amount” in our prospectus are hereby deleted.

Revisions to “Plan of Distribution”

The fifth paragraph in the “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” section on page 173 of our prospectus is hereby removed and replaced with the following:

We may sell shares in our primary offering to participating broker-dealers, their retirement plans, their representatives and their family members, IRAs and qualified plans of their representatives for $9.56 per share, reflecting that sales commissions in the amount of $0.72 per share will not be payable in consideration of the services rendered by such broker-dealers and representatives in the offering. The net proceeds to us from such sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares.

The seventh paragraph in the “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” section on page 173 of our prospectus is hereby removed and replaced with the following:

Our directors and officers, as well as directors, officers and employees of our advisor or its affiliates, including sponsors and consultants, may purchase shares in our primary offering at a reduced price. The purchase price for such shares shall be $9.25 per share reflecting the fact that sales commissions and dealer manager fees in the aggregate amount of $1.03 per share will not be payable in connection with such sales. The net proceeds to us from such sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares. Our advisor and its affiliates are expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

The table and the first paragraph following the table in the “Plan of Distribution – Volume Discounts” section on page 175 of our prospectus are hereby removed and replaced with the following:

Amount of Shares Purchased	Commission Percentage	Price Per Share to the Investor*	Amount of Commission Paid Per Share*	Net Offering Proceeds Per Share*
Up to $249,999	7.0%	$10.28	$0.72	$9.56
$250,000 to $499,999	6.0%	$10.18	$0.62	$9.56
$500,000 to $749,999	5.0%	$10.07	$0.51	$9.56
$750,000 to $999,999	4.0%	$9.97	$0.41	$9.56
$1,000,000 to $1,249,999	3.0%	$9.87	$0.31	$9.56
$1,250,000 to $1,499,999	2.0%	$9.77	$0.21	$9.56
$ 1,500,000 and over	1.5%	$9.71	$0.15	$9.56

*	Numbers are rounded within $0.01 for purposes of this table only.

For example, if you purchase $600,000 in shares, the sales commissions on such shares will be reduced to 5%, in which event you will receive approximately 59,557 shares instead of 58,366 shares, the approximate number of shares you would have received if you had paid $10.28 per share. The net offering proceeds we receive from the sale of shares are not affected by volume discounts.

Revisions to “Investment by Tax-Exempt Entities and ERISA Considerations”

The second paragraph in the “Investment by Tax-Exempt Entities and ERISA Considerations – Annual Valuation Requirement” section on page 147 of our prospectus is hereby removed and replaced with the following:

Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for our shares will develop. To assist fiduciaries of Plans subject to the annual reporting requirements of ERISA and Account trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including Account trustees and custodians) who identify themselves to us and request the reports. On January 31, 2013, our board of directors approved a new per share offering price for shares of our common stock of $10.28 per share, based upon our net asset value per share as of December 31, 2012 of $9.56 grossed-up for third party sales commissions of 7%. We intend to use the net asset value per share as the estimated per share value of our shares for purposes of ERISA reporting requirements until the next net asset valuation approved by our board of directors, which we expect will occur on an annual basis. See “Plan of Distribution – Determination of Offering Price.”

APPENDIX A

GRIFFIN CAPITAL NET LEASE REIT, INC.

DISTRIBUTION REINVESTMENT PLAN

Amended and Restated As of January 31, 2013

Griffin Capital Net Lease REIT, Inc., a Maryland corporation (the “Company”), has adopted a distribution reinvestment plan (the “DRP”), the terms and conditions of which are set forth below.

1. Distribution Reinvestment. As agent for the stockholders of the Company (“Stockholders”) who (A) purchased shares of the Company’s Common Stock (the “Shares”) through the private offering detailed in that certain private placement memorandum dated February 20, 2009 (“Private Offering”), (B) purchased Shares pursuant to the Company’s initial public offering (“Initial Public Offering”), or (C) purchase Shares pursuant to the current offering or any subsequent offering of the Company (“Offering”) and who elect to participate in the DRP (the “Participants”), the Company will apply all distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the DRP, to the purchase of the Shares for such participating Stockholders directly, if permitted under state securities laws and, if not, through the dealer manager or participating dealers registered in the participating Stockholder’s state of residence (“Participating Dealers”).

2. Effective Date. The DRP became effective on February 20, 2009. The board of directors of the Company amended and restated the DRP on January 31, 2013 effective February 25, 2013. Any amendment or amendment and restatement to the DRP shall be effective as provided in Section 12.

3. Eligibility and Procedure for Participation. Any Stockholder who purchased Shares pursuant to the Private Offering or Initial Public Offering, or purchases shares in any Offering, and who has received a Memorandum in the Private Offering or a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), may elect to become a Participant by completing and executing the subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company, the dealer manager or participating dealer. The Company may elect to deny a Stockholder participation in the DRP if the Stockholder resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes the Stockholder’s participation impracticable or inadvisable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s accepted subscription, enrollment or authorization.

Once enrolled, a Participant may continue to purchase stock under the DRP until all of the shares of stock registered have been sold, the Company has terminated a current offering, or the Company has terminated the DRP. A Participant can choose to have all or a portion of distributions reinvested through the DRP. A Participant may also change the percentage of distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. Any election to increase a Participant’s level of participation must be made through a participating dealer or, if purchased other than through a participating dealer, through the Company’s dealer manager. Shares will be purchased under the DRP on the date that Distributions are paid by the Company.

Each Participant agrees that if, at any time prior to the listing of the Shares on a national securities exchange, he or she fails to meet the suitability requirements for making an investment in the Company or cannot make the other representations or warranties set forth in the Subscription Agreement, he or she will promptly so notify the Company in writing.

Appendix A

A-1

4. Purchase of Shares. Participants may acquire DRP Shares from the Company at a price equal to 95% of the per share offering price of the Company’s common stock, until the earliest of (A) the date that all of the DRP Shares registered have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC the unsold DRP Shares, if any. The DRP Share price was determined by the Company’s board of directors in its business judgment. The Company’s board of directors may set or change the DRP Share price for the purchase of DRP Shares at any time in its sole and absolute discretion based upon such factors as it deems appropriate. Participants in the DRP may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares; however, a Participant will not be able to acquire DRP Shares to the extent that any such purchase would cause such Participant to exceed the ownership limit as set forth in the Company’s charter or otherwise would cause a violation of the share ownership restrictions set forth in the Company’s charter.

Shares to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (A) the DRP Shares issued in connection with the Company’s Private Offering, (B) Shares registered, or to be registered, with the SEC in an Offering for use in the DRP (a “Registration”), or (C) Shares of the Company’s common stock purchased by the Company for the DRP in a secondary market (if available) or on a national securities exchange (collectively, the “Secondary Market”).

Shares purchased in any Secondary Market will be purchased at the then-prevailing market price, which price will be used for purposes of issuing Shares in the DRP. Shares acquired by the Company in any Secondary Market or registered in a Registration for use in the DRP may be at prices lower or higher than the Share price which will be paid for the DRP Shares pursuant to the Initial Public Offering.

If the Company acquires Shares in any Secondary Market for use in the DRP, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make an Offering for Shares to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.

5. No Commissions or Other Charges. No dealer manager fee and no commissions will be paid with respect to the DRP Shares.

6. Exclusion of Certain Distributions. The board of directors of the Company reserves the right to designate that certain cash or other distributions attributable to net sale proceeds will be excluded from Distributions that may be reinvested in shares under the DRP.

7. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan.

8. Stock Certificates. The ownership of the Shares purchased through the DRP will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

9. Voting. A Participant may vote all shares acquired through the DRP.

10. Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide each Stockholder with an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Distribution payments and amounts of Distributions paid during the prior fiscal year.

Appendix A

A-2

11. Termination by Participant. A Participant may terminate participation in the DRP at any time, without penalty by delivering to the Company a written notice. Prior to listing of the Shares on a national securities exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Shares. Upon termination of DRP participation for any reason, Distributions paid subsequent to termination will be distributed to the Stockholder in cash.

12. Amendment or Termination of DRP by the Company. The board of directors of the Company may by majority vote (including a majority of the independent directors) amend, modify, suspend or terminate the DRP for any reason upon 10 days’ written notice to the Participants; provided, however, no such amendment shall add compensation to the DRP or remove the opportunity for a Participant to terminate participation in the DRP, as specified above.

13. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (A) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death, or (B) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. Any limitation of the Company’s liability under this Section 13 may be further limited by Section II.G. of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, as applicable. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

Appendix A

A-3